SECURITIES AND EXCHANGE COMMISSION
                        WASHINGTON, D.C. 20549


                             SCHEDULE 13D
                          (Amendment No. 1)*

               Under the Securities Exchange Act of 1934


                       MORGAN STANLEY GROUP INC.
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                           (Name of Issuer)

                Common Stock, Par Value $1.00 Per Share
                ---------------------------------------
                    (Title of Class of Securities)

                              617446 10 9
                              -----------
                            (CUSIP Number)



                         Christine A. Edwards
        Executive Vice President, General Counsel and Secretary
                      Dean Witter, Discover & Co.
                        Two World Trade Center
                              66th Floor
                       New York, New York 10048
                            (212) 392-2222
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            (Name, Address and Telephone Number of Persons
           Authorized to Receive Notices and Communications)

                             May 31, 1997
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        (Date of Event Which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

     * This represents the final amendment.















                    (Continued on following pages)

CUSIP NO. 617446 10 9         13D
                                                       ---   -----
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1  NAME OF REPORTING PERSON
      Dean Witter, Discover & Co.
   S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      36-3145972

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *           (a)[ ]
                                                                (b)[ ]

3  SEC USE ONLY

4  SOURCE OF FUNDS *
   WC, BK, OO

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
   TO ITEMS 2(D) OR 2(E)                                           [ ]

6  CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware
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                       7       SOLE VOTING POWER
     NUMBER OF                   None
       SHARES       ----------------------------------------------------
    BENEFICIALLY
   OWNED BY EACH       8       SHARED VOTING POWER
     REPORTING                   None
    PERSON WITH     ----------------------------------------------------
                       9       SOLE DISPOSITIVE POWER
                                 None
                    ----------------------------------------------------
                       10      SHARED DISPOSITIVE POWER
                                 None
------------------------------------------------------------------------

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       None
------------------------------------------------------------------------

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
   CERTAIN SHARES *                                                [ ]
------------------------------------------------------------------------

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      0%
------------------------------------------------------------------------

14 TYPE OF REPORTING PERSON *
      HC; CO
------------------------------------------------------------------------

                 * SEE INSTRUCTIONS BEFORE FILLING OUT

     This Amendment No. 1 amends the Statement on Schedule 13D filed with the Securities and Exchange Commission on February 14, 1997 (the "Schedule 13D") by Dean Witter, Discover & Co. ("Dean Witter Discover"). This Amendment No. 1 is filed with respect to the shares of Common Stock, par value $1.00 per share (the "Issuer Common Stock"), of Morgan Stanley Group Inc. (the "Issuer"). Unless otherwise defined herein, all capitalized terms shall have the meanings ascribed to them in the Schedule 13D.

     Item 5 of the Schedule 13D is hereby amended in its entirety to read as follows:

Item 5.  Interest in Securities of the Issuer.

     The merger (the "Merger") of the Issuer with and into Dean Witter Discover was consummated and became effective on May 31, 1997. The Option granted by the Issuer to Dean Witter Discover, pursuant to which Dean Witter Discover had the right, upon the occurrence of certain events, to purchase from the Company up to 31,506,582 shares of Issuer Common Stock (or such other number of shares of Issuer Common Stock as at the time of exercise equaled 19.9% of the then outstanding shares of Issuer Common Stock) for $62.906 per share, terminated at the effective time of the Merger.

                               SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D is true, complete and accurate.


May 31, 1997                           DEAN WITTER, DISCOVER & CO.


                                       By:  /s/ Michael T. Gregg
                                            -------------------------
                                            Name: Michael T. Gregg
                                            Title:  Senior Vice President